

03011989

M/S 3/4/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2003

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8-13079

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__

        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Smith, Brown & Groover, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Vineville Avenue

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Macon   Georgia   31210

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joan E. Hundermark, V.P.   (478) 474-7004

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Howard, Moore & McDuffie, P.C.

(Name – *if individual, state last, first, middle name*)

201 Second Street, Suite 1060, P.O. Box 4547, Macon, GA 31208

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Raymond H. Smith, Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Smith, Brown & Groover, Inc._____ , as of __December 31_____, 20__02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

Carrie A. Medley _02/26/03_
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SMITH, BROWN & GROOVER, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

For the Year Ended
December 31, 2002

CONTENTS



Howard, Moore & McDuffie, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

201 Second Street, Suite 1060, Post Office Box 4547 · Macon, Georgia 31208-4547
Telephone (478) 742-5317 · Facsimile (478) 738-0038 · www.hmmcpaga.com

Members
Partnering for CPA
Practice Success
American Institute of
Certified Public Accountants
Georgia Society of
Certified Public Accountants
National Associated CPA Firms

INDEPENDENT AUDITOR'S REPORT
ON THE FINANCIAL STATEMENTS

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the accompanying statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2002, and the related statements of income, cash flows and statement of changes in stockholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc., as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity accounting principles generally accepted in the United States of America.

Howard, Moore & McDuffie, P.C.

February 24, 2003

(1)

SMITH, BROWN & GROOVER, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$ 177,809
Cash in segregated accounts	59,692
Clearing service deposit (securities at market value)	16,400
Receivable from clearing organization	23,277
Marketable securities at market value	275,771
Securities not readily marketable, at estimated market value	40,800
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $159,001	103,691

Other Assets:

Goodwill, net of amortization	1,000
Prepaid expenses	11,182
Income tax refund receivable	2,433
Commissions receivable	33,080
Stockholder advance	20,845
Empoyee advances	4,408
Fees receivable	73,807
Total assets	$ 844,195

LIABILITIES

Payable to customers	$ 3,324
Accounts payable, accrued expenses and other liabilities	144,073
Deferred income taxes payable	5,514
Total liabilities	152,911

STOCKHOLDERS' EQUITY

Common stock, $100 par value, 500 shares authorized, 260 shares issued and outstanding	26,000
Retained earnings	665,284
Total stockholders' equity	691,284
Total liabilities and stockholders' equity	$ 844,195

The accompanying notes are an integral
part of this financial statement.

(2)

SMITH, BROWN & GROOVER, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2002

REVENUES	
Securities commissions	$ 55,029
Net unrealized gains (losses) on investment accounts	(70,115)
Net realized gains (losses) and income on investment accounts	803
Margin interest	7,280
Revenue from sale of investment company shares	1,642,337
Fees	336,881
Other revenue related to securities business	14,458
Interest	801
	1,987,474
EXPENSES	
Compensation and benefits	1,521,555
Communications	94,604
Occupancy and equipment costs	87,117
Interest	24
Losses in error account and bad debts	144,580
Data processing costs	8,519
Regulatory fees and expenses	58,752
Other	68,223
	1,983,374
INCOME (LOSS) BEFORE INCOME TAX PROVISION	4,100
PROVISION FOR INCOME TAXES	
Current income tax	17,310
Deferred income tax benefit	(9,726)
	7,584
NET INCOME (LOSS)	$ (3,484)

(3)

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2002

| | Common Stock | | Retained |
	Shares	Amount	Earnings
Balances at January 1, 2002	260	$26,000	$668,768
Net loss			(3,484)
Balances at December 31, 2002	260	$26,000	$665,284

The accompanying notes are an integral part
of these financial statements.

(4)

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$ (3,484)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation and amortization	34,589
Net unrealized depreciation (appreciation) of securities	70,115
Net realized (loss) gain on sale of investments	1,608
Reinvested dividends and capital gains	(45)
(Gain) loss on disposal of property	2,057
(Increase) decrease in:	
Receivables from clearing organizations	220
Prepaid expenses and income tax refund receivable	34,215
Commissions receivable	(22,331)
Fees receivable	21,556
Increase (decrease) in:	
Payable to customers	(1,736)
Accounts payable and other liabilities	93,727
Deferred taxes payable	(24,083)
Other, net	(44,270)
Net cash provided (used) by operating activities	162,138

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of investments	(71,374)
Proceeds from sales of investments	53,378
Acquisition of furniture and equipment	(14,752)
Loans to shareholders, net	(20,845)
Loans to employees, net	(4,408)
Net cash provided (used) by investing activities	(58,001)

The accompanying notes are an integral
part of these financial statements.

(5)

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS (continued)

For the Year Ended December 31, 2002

NET INCREASE (DECREASE) IN CASH	$ 104,137
CASH AND CASH EQUIVALENTS, beginning	73,672
CASH AND CASH EQUIVALENTS, ending	$ 177,809

SUPPLEMENTAL DISCLOSURES OF CASH
FLOW INFORMATION

Interest paid	$ 24
Income taxes paid	$ 18,600

The accompanying notes are an integral
part of these financial statements.

(6)

SMITH, BROWN & GROOVER, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation and Amortization

Furniture, equipment, software and the automobile are depreciated over a period of five-to-ten years using the straight-line depreciation method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Goodwill is amortized over 40 years and is reported net of $9,000 accumulated amortization. Depreciation and amortization expense for the year is $34,589.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash on deposit in bank accounts and money market funds. Cash segregated under SEC rules is not a part of operating cash.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses totalled $38,563 for the year ended December 31, 2002.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment and the basis of marketable equity securities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SEGREGATED CASH

Cash of $6,884 is segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. Customer money of $52,808 is also segregated in accordance with Securities and Exchange Commission rules.

SMITH, BROWN & GROOVER, INC.

NOTES TO FINANCIAL STATEMENTS

4. SECURITIES OWNED

Marketable securities owned consist of investment securities at quoted market values, as illustrated below:

Mutual funds	$ 39,189
Money market funds	10,322
Corporate stocks	226,260
	275,771
Mutual funds - clearing service deposit	16,400
	$292,171

Total marketable securities at cost are $327,676. Net unrealized losses from market value depreciation are $76,235 during the year ended December 31, 2002. Mutual fund securities with a market value of $16,400 are held as collateral in a separate deposit account by the clearing service broker.

Securities not readily marketable consist of subscribed shares of a local bank. The majority stockholder of the Company is a board member of the bank. The total shares at cost and estimated market value are $20,000 and $40,800, respectively. Net unrealized gains from market value appreciation are $6,120 during the year ended December 31, 2002. The shares are not frequently traded.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$198,503
Leasehold improvements	1,362
Automobile	41,656
Software	21,171
	$262,692

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company has net capital, as defined by Rule 15c3-1 of $390,665, which is $140,665 above its required net capital of $250,000. The Company's net capital ratio is .39 to 1.

7. SHORT-TERM LOANS

The Company has a $500,000 line of credit with Rivoli Bank and Trust Company, with interest accrued on the outstanding balance at 4.25 percent per annum. At December 31, 2002, there was no debt outstanding. The line is guaranteed by an officer of the Company. The majority shareholder of the Company is on the board of the lender.

8. EMPLOYEE BENEFITS

Smith, Brown & Groover, Inc. adopted a defined contribution profit sharing plan effective January 1, 1993. The Company contributions are based on the total compensation of all eligible participants under the plan. All employees age 21 and over with one year of service are eligible to participate. The Board of Directors of the Company may authorize a contribution not to exceed 25 percent of eligible participant's total compensation or $40,000. The Company contribution is $70,751 for the year ended December 31, 2002.

9. LEASES

The Company has an operating lease for office space with a stockholder. Rent is $5,000 per month until January 1, 2003. At that time the monthly rent is $7,500 until and including August 1, 2007. The lease rate can be adjusted annually but not more than 10 percent per annum. Future minimum annual lease payments for the term of the lease are $90,000 for each of the years ending December 31, 2003, 2004, 2005, 2006 and $60,000 for 2007 for a total of $420,000. Total rent paid under the above operating lease was $60,000 for the year ended December 31, 2002.

10. INCOME TAXES

The 2002 taxable income differs from the net loss on the statement of operations because of nondeductible meals and entertainment, penalties, amortization of goodwill, excess book depreciation over tax depreciation, charitable contributions carryover, and unrealized losses on marketable securities held for investment and nondeductible realized losses on marketable securities.

The Company has a contribution carryforward of $848. The Company also has a capital loss carryforward available to offset future capital gains of $35,851. Capital loss carryforwards of $34,243 and $1,608 expire in 2006 and 2007, respectively.

10. INCOME TAXES (continued)

The net deferred tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$(14,566)
Deferred tax assets, net of $18,000 valuation allowance	9,052
Net deferred tax liability	$ (5,514)

The deferred tax liability results from the use of accelerated methods of depreciation for property and equipment. The deferred tax asset results from deductible contribution and capital loss carryforwards and unrealized gains and losses in market value of securities held for investment.

11. CONCENTRATIONS

The Company has concentrated its credit risk for cash by maintaining deposits in one bank. Accounts at the institution are insured by the Federal Deposit Insurance Corporation (F.D.I.C.) up to $100,000. The maximum loss that would have resulted from that risk totalled $212,328 as of December 31, 2002.

The Company derived 36% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 45% of its total revenue from the sale of annuities during the year ended December 31, 2002. The majority of its volume of mutual fund business is with one mutual fund company.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.



Howard, Moore & McDuffie, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

201 Second Street, Suite 1060, Post Office Box 4547 · Macon, Georgia 31208-4547

Telephone (478) 742-5317 · Facsimile (478) 738-0038 · www.hmmcpaga.com

Members
Partnering for CPA
Practice Success
American Institute of
Certified Public Accountants
Georgia Society of
Certified Public Accountants
National Associated CPA Firms

INDEPENDENT AUDITOR'S REPORT
ON THE SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

Our report on our audit of the basic financial statements of Smith, Brown & Groover, Inc. for 2002 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information for the year ended December 31, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, we do not express an opinion on it.

Howard, Moore & McDuffie, P.C.

February 24, 2003

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2002

COMPENSATION AND BENEFITS		
Commissions to registered representatives	$	416,744
Stockholders' compensation		611,395
Clerical salaries		355,515
Insurance - employee benefits		27,832
Payroll taxes		39,318
Profit sharing plan contribution		70,751
		1,521,555
COMMUNICATIONS		
Office supplies		16,791
Telephone		26,918
Postage		12,332
Advertising		38,563
		94,604
OCCUPANCY AND EQUIPMENT COST		
Stock exchange fee		10,385
Rent		60,000
Building insurance		2,119
Utilities		12,915
Equipment rental		1,698
		87,117
INTEREST		24
LOSSES IN ERROR ACCOUNT AND BAD DEBTS		
Errors and omissions		144,580
		144,580
DATA PROCESSING COSTS		
Computer software service and maintenance fees		8,519

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2002

REGULATORY FEES AND EXPENSES		
Professional fees	$	12,595
Insurance & bond - required		6,300
Taxes, licenses, and fees		39,857
		58,752
OTHER		
Automobile expense		3,496
Dues and subscriptions		5,595
Depreciation and amortization		34,589
Repairs and maintenance		8,170
Loss on disposal of equipment		2,057
Miscellaneous		2,775
Meals and entertainment		4,094
Conference and travel		2,965
Dues, fees and assessments		2,756
Legal and profit sharing administration		1,726
		68,223
	$	1,983,374



Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 Second Street, Suite 1060, Post Office Box 4547 · Macon, Georgia 31208-4547
Telephone (478) 742-5317 · Facsimile (478) 738-0038 · www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the financial statements of Smith, Brown & Groover, Inc. for the year ended December 31, 2002, and have issued our report thereon dated February 24, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Howard, Moore & McDuffie, P.C.

February 24, 2003

SMITH, BROWN & GROOVER, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

NET CAPITAL

Total stockholders' equity from statement of financial condition	$	691,284
Deduct stockholders' equity not allowable for net capital		-0-
Total stockholders' equity qualified for net capital		691,284
Add:		
Other (deductions) or allowable credits		-0-
Total capital		691,284
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		40,800
Furniture, equipment, and leasehold improvements, net		103,691
Goodwill, net		1,000
Employee loans, uncollateralized		25,253
Prepaid expenses		11,182
Income tax refunds receivable		2,433
Commissions and fees receivable		73,807
Total deductions and/or charges		258,166
Net capital before haircuts on securities positions		433,118
Haircuts on securities		
Trading and investment securities		
Stocks and warrants		33,939
Other securities		8,514
Undue concentration		-0-
		42,453
Net capital	$	390,665

SMITH, BROWN & GROOVER, INC.

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)

Minimum net capital required (6.66% of aggregate indebtedness)	$	10,184
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	140,665
Excess net capital at 1000%	$	375,374

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	$	152,911
Additions and deductions		-0-
Total aggregate indebtedness	$	152,911
Percentage of aggregate indebtedness to net capital		39

SMITH, BROWN & GROOVER, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

CREDIT BALANCES:

Free and other credit balances in customers' security accounts $ 3,324

DEBIT BALANCES:

Debit balances in customers' cash and margin accounts   -0-

RESERVE COMPUTATION:

Excess of total credits over total debits $ 3,324

105% of total credits over total debits $ 3,490

Amount held on deposit in Reserve Bank Account $ 6,884

Required deposit $ -0-

SMITH, BROWN & GROOVER, INC.

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3

Year Ended December 31, 2002

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

    $ 0

    Number of items   0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

    $ 0

    Number of items   0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

    X   Yes
    ___ No

SMITH, BROWN & GROOVER, INC.

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

Year Ended December 31, 2002

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 374,152
Net effect of other audit adjustments on net income	(2,927)
Adjustment to addition to net capital for deferred tax liability	(13,253)
Difference in haircuts	700
Audit adjustments that decreased nonallowable assets	31,993
	16,513
Net capital per audited Schedule I	$ 390,665

There were no differences in the Company's computation of reserve requirements
and the audited computation of reserve requirements under Rule 15c3-3.



Howard, Moore & McDuffie, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

201 Second Street, Suite 1060, Post Office Box 4547 · Macon, Georgia 31208-4547

Telephone (478) 742-5317 · Facsimile (478) 738-0038 · www.hmmcpaga.com

Members
Partnering for CPA
Practice Success
American Institute of
Certified Public Accountants
Georgia Society of
Certified Public Accountants
National Associated CPA Firms

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

In planning and performing our audit of the financial statements of Smith, Brown & Groover, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

    1. Making periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

    2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

    3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

    4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED
BY SEC RULE 17a-5
(continued)

internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Howard, Moore & McDuffie, P.C.

February 24, 2003